PRESS RELEASE

GOLDCORP DECLARES FIRST MONTHLY DIVIDEND PAYMENT FOR 2005
(All dollar amounts in United States dollars (US$))

Toronto, January 4, 2005 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its first monthly dividend payment for 2005 of $0.015 per share. Shareholders of record at the close of business on Friday, January 14, 2005 will be entitled to receive payment of this dividend on Friday, January 21, 2005.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com